September 27, 2010 Via EDGAR Filing and Overnight Delivery
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. John Reynolds

Re:	PSS World Medical, Inc.
Form 10-K for the fiscal year ended April 2, 2010
Filed May 26, 2010
SEC File No. 000-23832

Dear Mr. Reynolds:

This letter sets forth in detail the response of PSS World Medical, Inc. (the “Company”) to the Staff’s additional comments indicated in your letter dated September 14, 2010.  For your convenience, we have included your comments and questions as originally set forth in your letter in bold lettering.

Definitive Proxy Statement on Schedule 14A

How the Company Determines and Assesses Executive Compensation, page 16

Annual Cash Incentive Awards, page 18

1.  We note your response to comment three in our letter dated July 22, 2010, and we reissue that comment.  It does not appear that you have provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual cash incentive awards.  In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate level or at the individual level are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.  Please submit a response that either provides draft language for the future filing or provides a confidentiality argument based on substantial competitive harm.

Response:

The Company notes the Staff’s comment and for the reasons set forth in our letter dated August 25, 2010, and as further explained below, we respectfully reiterate that disclosure of certain internal performance targets would cause the Company competitive harm and is therefore not required pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The performance targets are established after consideration of the Company’s internal financial targets and operating strategies. These internal financial targets are the product of the Company’s planning process, which includes a careful assessment of the competitive landscape, industry trends and challenges, and the Company’s ability to execute its strategies.  Disclosure of the Company’s non-public internal performance targets, particularly earnings per share (EPS) targets, would give competitors insight into the Company’s assumptions, expectations and strategic initiatives. Competitors could then use this sensitive information in head-to-head competition for market share in existing and new customer markets.  Because the Company’s primary competitors are privately held, or divisions of larger public companies, comparable earnings targets for them are not publicly available, putting the Company at a disadvantage.

For example, assume the Company’s fiscal year 2010 internal performance targets were approximately 5% greater than the mid-point of our fiscal year 2010 public EPS goal of $1.15 per diluted share.  Were the Company to disclose these non-public internal performance targets, competitors’ projections of the Company’s fiscal year 2011 internal performance targets would likely also include an additional 5% performance premium above the mid-point of publicly disclosed EPS goals of $1.29 per diluted share.  Using this simple projection process, competitors might communicate to existing and prospective customers that the Company’s estimated non-public incentive targets or ‘bonus objectives’ are based upon 15% earnings per share growth ($1.29 midpoint plus 5.0% compared to $1.18 FY10 EPS) compared to publicly disclosed earnings per share goal of 9% earnings per share growth rate ($1.29 midpoint compared to $1.18 FY10 EPS).  The competitive disadvantage is both one of optics, or the perception of a double digit growth rate, and marketing against the Company by implying that double digit EPS growth must be obtained through gross profit and premium pricing strategies as the Company has disclosed an expectation of -1% to 1% revenue growth. Both of these potential actions would put the Company in an unfavorable competitive position and pricing position, which we believe would result in a negative perception and potential loss of business by the Company.

The Company is clearly in a very competitive industry.  It faces substantial and increasing competition in all aspects of its business, including competition for customers and sales representatives, from much larger companies including divisions of Cardinal Health, McKesson Corporation, Henry Schein and Medline Industries.  These competitors have increasingly competed against the Company utilizing comparative pricing tactics, including selling price and cost plus contracts and other financial incentives.  These companies do not publicly provide insight into Physician or Elder Care business segments, or comparable business units which compete with the Company.  In addition, half the market is currently served by privately held companies, which do not make public disclosure of any kind.  If these competitors had access to the Company’s non-public performance targets, management believes this information would be used to draw statistical correlations between the non-public performance targets and actual results, as noted above.

In addition, the Company’s suppliers are sophisticated and would have the capability to perform equivalent analysis to their advantage in contractual negotiations. Competitors for the goods sought by the Company from these suppliers are not subject to the same disclosure requirement, as disclosed above.

For these reasons, the Company respectfully believes disclosure would cause competitive harm and thus, disclosure is not required.

2.  We note your response to comment four in our letter dated July 22, 2010.  To the extent the description of critical tasks is material, please disclose the information in future filings.

Response:

In future filings the Company will describe critical tasks for the named executive officers’ annual incentive goals to the extent they are material.

If you have any questions regarding the foregoing or comments on our proposed revisions to the disclosures, please do not hesitate to contact the undersigned at (904) 332-4172 or Josh DeRienzis at (904) 332-4122.

Very truly yours,

By:	/s/ David M. Bronson
David M. Bronson
Executive Vice President and Chief Financial Officer